[JRCC Letterhead]
James River Coal Company
901 East Byrd Street
Suite 1600
Richmond, VA 23219

August 19, 2010

VIA EDGAR and FAX (703) 813-6982

H. Roger Schwall
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010

RE:         James River Coal Company
Form 10-K for Fiscal Year Ended December 31, 2009
Filed February 26, 2010
File No. 0-51129

Dear Mr. Schwall:

James River Coal Company (the “Company”) hereby files this letter, via EDGAR, in response to the comment letter dated August 5, 2010 from the Staff, concerning the above-referenced filings.

We provide below responses to the Staff’s comments.  These responses are keyed to correspond to the Staff’s comment letter, which we do by setting out below each of the Staff’s comments (in bold face type) followed by our response.  A copy of this letter is being submitted via EDGAR and fax to the Staff.

Unless the context requires otherwise, references to “we”, “our”, “us”, “James River” or “the Company” in this letter refer to James River Coal Company.

Business, page 2

Mine Health and Safety Laws, page 10

1.
We note your discussion here, and also in a risk factor on page 23 in regard to the risks posed by the regulation of underground mining.  In that risk factor you disclose that the Mine Safety and Health Administration (MSHA) has in the past notified certain of your mines that a potential pattern of violations may exist.  Please tell us about your safety program including capital expenditures, safety initiatives and statistical measures, such as those statistics reported by MSHA, that your organization utilizes to monitor performance.  Please indicate if any of the mine operations under your control have been closed or shutdown during your 2009 fiscal year as a result of an accident or safety concern.

Response:   The Company is committed to the safety of our employees. The Company has policies and procedures in place to ensure that all required safety training for our employees is provided.  Key aspects of our safety program include the following:

•	Weekly Safety Meetings at all mine locations with employees.
•	Weekly Management Meetings discussing accidents and violations.
•	Employment of six full time mine safety directors (one at each of our mining complexes) who are in charge of compliance with federal and state safety regulations.
•	Quarterly Safety Meetings with our mine safety directors and certain members of our management team to discuss the latest safety issues.
•	Cash safety bonus in place based on reduction of accidents and violations.
•	Workforce Development Program focusing on safety and employee communications.
•
Periodic Mine Emergency Response Drills (MERD).  The MERD simulates a mine disaster and covers all aspects of emergency response, including contacting MSHA and the state; coordinating rescue activities; performing rescue activities and communications with families.

•
Emphasis on our certified mine rescue teams by management, including providing necessary equipment and training, additional compensation to mine rescue team members and annual recognition of all members.  The mine rescue teams total 15 members and practice at least 2 times a month and attend at least 2 mine safety competitions per year.  The mine rescue teams are responsible for supporting any rescue response at 4 of our 6 mine complexes.  Our other 2 mine complexes (our smallest Kentucky mine complex and our Indiana mine complex) are supported by state rescue teams.

•	Review of the Company’s key safety measures (see below) at Board Meetings.

Key safety measures include NFDL (non fatal days lost) rate as well as the Company’s lost time accidents and reportable accidents.  We disclose on page 11 of our 10-K that “we estimate that we will make expenditures of approximately $10.0 million and $3.0 million for environmental control facilities and complying with safety regulations in 2010 and 2011, respectively.”  The majority of these capital expenditures are for complying with safety regulations.

None of the operations under our control were closed or shutdown during our 2009 fiscal year as a result of an accident or safety concern.  Production at our mines is temporarily halted from time to time to address safety concerns by MSHA.

Executive Compensation, page 56 (incorporated by reference to the Definitive Proxy Statement file on April 30, 2010)

2.
We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K, although you state on page 8 of your proxy that “[t]he Compensation Committee assists the Board in fulfilling its oversight responsibilities with respect to the management of risks arising from [your] compensation policies and programs.”  Please advise us of the basis for your conclusion that disclosure in response to this item is unnecessary and describe the process you undertook to reach that conclusion.

Response:  In the second quarter of 2010 during a regular board meeting, the Board of Directors (the “Board”) of the Company conducted an assessment of the risks associated with the Company’s compensation policies and practices for the purpose of determining whether disclosure was required in response to Item 402(s).  This process included:

•	a review of the Company’s compensation programs;
•	the identification of design and administrative features that might promote risk taking, including reviewing a sample listing of such types of features; and
•	an analysis of the potential effects on the Company of the risks identified as a whole.
Based on this assessment, the Board concluded that the risks associated with the Company’s compensations policies and practices are not reasonably likely to have a material adverse effect on the Company.

Compensation of Executive Officers and Directors, page 13

Compensation Discussion and Analysis, page 13

Elements of Compensation, page 14

Base Salary, page 14

3.
We note your disclosure on pages 13-14 that your compensation committee examined the compensation practices of certain peer companies.  Please clarify the committee’s rationale for modifying the peer group used in setting 2010 salaries, as compared to the peer group recommended by Towers Perrin and used (apparently) during the periods of 2006-2009.  Refer to Item 402(b)(2)(xiv) of Regulation S-K.

Response:  The Company’s Compensation Committee considered the previous peer group utilized by Towers Perrin in 2006 and noted the Company’s CEO compensation was less than the average of the initial peer group.  In determining the new salary for 2010, the Compensation Committee determined to use the modified peer group (based on similarity of coal basins and business model and size).  The companies excluded from the original peer group included one company that had been acquired in the interim, one Company that leases mineral (not in same business as the Company) and one Company that owns a power plant and is in a different coal basin.

Bonuses, page 14

4.
We note your disclosure on pages 14-15 concerning the bonuses awarded to your named executive officers in 2010 from the bonus plan formalized in 2007.  In particular, you state on page 15 that the amounts were determined based on achievement under the safety component of the plan and in accordance with the board discretion permitted in determining awards.  Please expand your disclosure to describe the matrix that you use to measure safety performance and quantify the number of workplace accidents that took place in 2009.  Also disclose the EBITDA target and your achievement relative to that target, if the committee actually set an EBITDA target for purposes of incentive compensation in 2009.  Refer to Item 402(b)(2)(vi) and (vii) of Regulation S-K and comment 10 of our letter dated July 31, 2008.

Response:  In determining the total amount paid for bonuses in 2010 to the named officers, the Compensation Committee considered the Company’s extraordinarily successful year on the safety front and very profitable year even with production cutbacks by the Company due to market conditions.  The Company’s bonus plan does not specify specific safety measures that must be met, but instead relies on the business judgment of the Compensation Committee.  In making these judgments, the Compensation Committee took into consideration the Company’s NFDL (non fatal days lost) rate which fell from 2.30 in 2008 to 1.59 in 2009 as well as the Company’s lost time accidents and reportable accidents which were 36 and 30, respectively, in 2009.  In future filings the Company will expand its disclosure to reflect the safety measures considered in awarding the safety component of its bonus plan.

The Company has historically used its budgeted EBITDA as the financial threshold for payment under its bonus plan.  The EBITDA targets have not been adjusted to reflect market conditions that occur throughout the year, although future EBITDA targets may be adjusted for significant market factors that occur after the initial budget.  The targeted EBITDA for the 2009 bonus was $220 million and the Company’s actual EBITDA was $132 million and as a result, no bonuses were paid under the EBITDA component of the bonus plan, although bonuses were paid under the discretionary portion of the bonus plan.  In future filings we will expand our disclosure to include the EBITDA target and the Company’s achievement relative to that target as it relates to bonuses paid.

5.
In response to comment 11 of our letter dated July 31, 2008, you stated that in future filing you would disclose that, under the bonus plan as approved by the compensation committee in 2007, Mr. Socha is eligible to receive a bonus of up to 60% of his salary, specifying the factors that go into the determination of any award made to Mr. Socha.  Please provide that disclosure.

Response:  This item was inadvertently excluded from our filings.  Our filing does state that the “plan provides for bonuses of up to 25% to 60% of base salaries for covered participants for meeting certain budgeted financial targets,” but does not specifically address Mr. Socha.  We will not fail to include the following disclosure in our future filings:

“Mr. Socha's employment agreement, described above, stipulates that he will participate in our annual bonus program, without specifying a percentage of salary target. Under our current bonus plan, Mr. Socha is eligible to receive a bonus of up to 60% of his salary (the Eligible Salary Bonus).  Mr. Socha will receive 80% of the Eligible Salary Bonus if the Company meets its budgeted financial target (described above).  The remaining 20% of Mr. Socha’s Eligible Salary Bonus is the Safety/Board Discretion portion of the bonus.  While there are no quantitative factors that must be achieved to receive the Safety/Board Discretion portion of the Eligible Salary Bonus, the Compensation Committee considers the Company’s safety results and other factors that impact the Company’s performance.  The Compensation Committee, at its discretion, can award a bonus in excess of the amount stipulated in the annual bonus plan.”

Equity Incentives, page 15

6.
We note your disclosure on page 15 that “[f]or 2009 and prior years, annual restricted stock has been issued to employees as determined by the Chief Executive Officer and Chief Operating Officer from a pool of stock approved by the Compensation Committee.”  Please clarify whether Mr. Socha or Mr. Lane participated or made recommendations concerning the 2009 awards of 40,000 and 20,000 shares they received, respectively.

Response:   The Chief Operating Officer provides input to the Chief Executive Officer on the amount of employee stock awards to be issued to his direct reports.  The Chief Executive Officer makes a recommendation to the Compensation Committee for the amount of the stock awards for all of his direct reports (including the Chief Operating Officer, but excluding his own award).  The Compensation Committee determines and approves the stock awards to the Chief Executive Officer and approves or revises the Chief Executives Officer’s recommendations for the restricted stock awards to the remaining named officers.  Historically (including in 2009), the Compensation Committee has approved the pool of stock to be issued to all employees.  We will include the following revised disclosure in our future filings:

“For 2009 and prior years, annual restricted stock has been issued to our employees, other than our named officers, as determined by the Chief Executive Officer and Chief Operating Officer from a pool of stock approved by the Compensation Committee.  The Chief Executive Officer makes recommendation to the Compensation Committee on the equity awards to the named officers, excluding his own.  The Compensation Committee determines and approves the specific amount of all equity awards to the named officers of the Company.”

Severance and Change-in-Control Agreements, page 22

7.
Please revise your table on page 22 to include the estimated amounts your named executive officers would have received assuming there had been a change-in-control transaction effective December 31, 2009, but no one had been terminated in connection with the change in control (i.e. assuming a single trigger under your severance and retention plan).  For instance, include the estimated value of Mr. Socha’s accelerated vesting.  Refer to Item 402(j)(2) of Regulation S-K.

Response: We will revise this disclosure in our future filings to add the following after the table on page 22.

“Assuming that there was a change-in-control transaction effective December 31, 2009 that did not involve a termination event, our named officers’ outstanding equity awards would immediately vest and become exercisable and have the same value as in the column titled “Market value of all equity awards vesting on termination ($)” in the table above.”

Certain Relationships and Related Transactions, page 56 (incorporated by reference to the Definitive Proxy Statement filed on April 30, 2010)

Related Person Transaction, page 12

8.	Please disclose the standards by which your audit committee reviews any transaction which may be required to be disclosed under Item 404 of Regulation S-K. Refer to Item 404(b)(1) of Regulation S-K.

Response:  We will revise our disclosure in future filings to disclose the following standard by which our Audit Committee reviews any related party transactions.

“Pursuant to a written policy adopted by the Board of Directors, the Audit Committee is responsible for reviewing and approving all transactions between us and certain “related persons,” such as our executive officers, directors and owners of more than 5% of our voting securities. In reviewing a transaction, the Committee considers the relevant facts and circumstances, including the benefits to us, any impact on director independence and whether the terms are consistent with a transaction available on an arms-length basis. Only those related person transactions that are determined to be in (or not inconsistent with) our best interests and the best interests of our shareholders are permitted to be approved. No member of the Committee may participate in any review of a transaction in which the member or any of his or her family members is the related person.

Additionally, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any additional comments or questions to me at (804) 783-6285.

Sincerely,

/s/ Samuel M. Hopkins, II

Samuel M. Hopkins, II
Vice President and Chief Accounting Officer